SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FairMarket, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

305158107

(CUSIP Number)

David Ellen Acting General Counsel InterActiveCorp 152 West 57th Street New York, NY 10019 (212) 314-7300
Bradley D. Serwin
General Counsel
Ticketmaster 8800 Sunset Blvd. Los Angeles, California 90069 (310) 360-3370

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305158107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ticketmaster 95-4546874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250,000

	8.	Shared Voting Power NONE

	9.	Sole Dispositive Power 2,250,000

	10.	Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 305158107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InterActiveCorp 59-2712887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 2,250,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 305158107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 2,250,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed on June 25, 2003, by InterActiveCorp, a Delaware corporation formerly known as USA Interactive (“IAC”) and Ticketmaster, a Delaware corporation, and a wholly owned subsidiary of IAC (“Ticketmaster”).

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Fairmarket Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

Item 2.	Identity and Background

This Statement is being filed by IAC, Ticketmaster and Barry Diller, the Chairman and Chief Executive Officer of IAC (together with IAC and Ticketmaster the “Reporting Persons”).  The principal business offices of Ticketmaster are located at 8800 Sunset Blvd., Los Angeles, California 90069.  Ticketmaster provides automated ticketing services to its client venues, promoters and sport franchises, which provide patrons with the alternatives of purchasing tickets through operator-staffed call centers, the Internet and independent sales outlets. The principal business offices of IAC are located at 152 West 57th Street, New York, NY 10019.  IAC is comprised of the following operating businesses: Expedia, Inc. (Nasdaq: EXPE), which oversees Interval International and TV Travel Shop; Hotels.com; HSN; Ticketmaster, which oversees Evite and ReserveAmerica; Match.com, which oversees uDate.com; Entertainment Publications; Citysearch; and Precision Response Corporation.  IAC has also entered into an agreement to acquire LendingTree (Nasdaq: TREE), which is expected to be completed in the third quarter of 2003.  The goal of IAC is to be the world’s largest and most profitable interactive commerce company by pursuing a multi-brand strategy.

As of the date of this Statement, Ticketmaster is the record owner of the Company Common Stock covered under this Statement and thus, has the direct power to vote and direct the disposition of the Shares.  As the sole parent of Ticketmaster, IAC has the indirect power to vote and dispose of the Shares.  Mr. Diller, Universal Studios, Inc., Liberty Media Corporation, and Vivendi Universal, S.A. are parties to a stockholders agreement (the “IAC Stockholders Agreement”) relating to IAC.  Mr. Diller’s business address is, c/o IAC at 152 West 57th Street, New York, New York 10019.  Through his own holdings and the IAC Stockholders Agreement, Mr. Diller has the right, directly or indirectly, to control approximately 64.2% of the outstanding total voting power of IAC.  As a result, except with regard to certain specified matters, Mr. Diller generally has the ability to control the outcome of all matters submitted to a vote of IAC’s stockholders.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 30, 2003, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Annex A attached to this Statement contains the following information concerning each director and executive officer of Ticketmaster: (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Annex A is incorporated herein by reference.  To the knowledge of Ticketmaster, each of the persons named on Annex A (the “Annex A Persons”), is a United States citizen.  During the last five years, neither Ticketmaster nor any of the Annex A Persons (to the knowledge of Ticketmaster) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Annex B attached to this Statement contains the following information concerning each director, executive officer and controlling person of IAC, including Mr. Diller:  (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Annex B is incorporated herein by reference.  To the knowledge of IAC, each of the persons named on Annex B (the “Annex B Persons”), is a United States citizen.  During the last five years, neither IAC nor any of the Annex B Persons (to the knowledge of IAC) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Ticketmaster has been the beneficial owner and record holder of the Common Stock since September, 1999.  With respect to such ownership Ticketmaster has previously filed a Schedule 13G, pursuant to Rule 13d-1(d).  Ticketmaster purchased the shares of Common Stock in exchange for $5.25 million in cash (from its working capital) and other consideration consisting of a multi-year joint auction services agreement and a licensing agreement for the use of the technology of CityAuction, Inc., a wholly owned subsidiary of Ticketmaster.  The licensing agreement and the joint auction services agreement together were valued at $10.5 million.  The total consideration paid to the Company was valued at $15.75 million at the time of the purchase of the Common Stock.  No funds of IAC or Mr. Diller were used to purchase the shares of Common Stock.

Item 4.	Purpose of Transaction

Ticketmaster acquired beneficial ownership of the Common Stock to which this Statement relates for investment purposes.

On June 20, 2003, the Company announced that eBay had signed an agreement to acquire substantially all of the Company’s technology and business assets for $4.5 million in cash (the “Acquisition”). This announcement followed a year-long commercial relationship between the companies that involved the Company’s technology platform for creating online promotions and loyalty programs in conjunction with eBay’s user community.  The acquisition, which is subject to approval by the Company’s stockholders and the satisfaction of other customary closing conditions, is expected to close in the third quarter of 2003.

In connection with the proposed Acquisition, Ticketmaster and eBay entered into a voting agreement on June 20, 2003 (the “Agreement”).  Pursuant to the Agreement, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, unless otherwise directed by eBay, Ticketmaster agreed, on or after July 5, 2003, to vote the Common Stock owned by Ticketmaster in favor of the Acquisition and against any transaction, proposal, or other actions that may impede, interfere with, delay, postpone or otherwise adversely affect the Acquisition.  Contemporaneously with the execution of the Agreement, Ticketmaster delivered to eBay an irrevocable proxy effective on or after July 5, 2003 with respect to all of the Common Stock held by Ticketmaster and agreed to deliver an additional irrevocable proxy signed by the record owner of any outstanding shares of Common Stock that are beneficially owned but not of record by Ticketmaster.

Item 5.	Interest in Securities of the Issuer

a)  The reporting persons beneficially own 2,250,000 shares of the Company Common Stock, representing 8.4% of shares of the Company Common Stock reported to be outstanding as of May 7, 2003.  There were 26,702,862 shares of the Company Common Stock outstanding as of May 7, 2003, based on information provided in the Company’s Quarterly Report on Form 10-Q filed May 9, 2003.

b)  As of the date of this Statement, Ticketmaster has the direct power to vote and direct the disposition the 2,250,000 shares of the Company Common Stock held by it.  As the sole parent of Ticketmaster, IAC has the indirect power to vote and dispose of the Company Common Stock held by Ticketmaster.  Mr. Diller has the right, directly or indirectly, to control approximately 64.2% of the outstanding total voting power of IAC.

c)  Other than the Agreement previously described in Item 4 above, none of Ticketmaster, IAC, any Annex A Person (to the knowledge of  Ticketmaster) and any Annex B Person (to the knowledge of Ticketmaster) has effected any transactions in the Company Common Stock during the past 60 days.

d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 2, 3 and 4 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement by and among IAC,Ticketmaster and Barry Diller dated as of June 30, 2003.

99.2*	Voting Agreement by and between eBay Inc. and Ticketmaster dated as of June 20, 2003.

*  Previously filed as Exhibit 99.2 to IAC and Ticketmaster's Joint Statement on Form 13D, filed on June 25, 2003.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TICKETMASTER

June 30, 2003
Date

/s/ Kerry Samovar
Signature
Kerry Samovar Vice President
Name/Title

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERACTIVECORP

June 30, 2003
Date

/s/ Joanne Hawkins
Signature
Joanne Hawkins Vice President
Name/Title

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2003
Date

/s/ Barry Diller
Signature
Barry Diller
Name

ANNEX A TO SCHEDULE 13D

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director and executive officer of Ticketmaster.  The name of each person who is a director of Ticketmaster is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is 8800 Sunset Blvd., Los Angeles, California 90069.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Terry Barnes	Chairman, Ticketmaster	Ticketmaster
Susan Bracey	Executive Vice President and Chief Financial Officer, Ticketmaster	Ticketmaster
David Ellen* 152 West 57th Street New York, New York, 10019	Acting General Counsel, IAC	IAC
Dara Khosrowshahi* 152 West 57th Street New York, New York, 10019	Executive Vice President and Chief Financial Officer, IAC	IAC
John Pleasants	President and CEO, Ticketmaster	Ticketmaster
Bradley K. Serwin	Executive Vice President, General Counsel and Secretary, Ticketmaster	Ticketmaster
Tim Wood	Chief Operating Officer, Ticketmaster	Ticketmaster

Each person listed above is a citizen of the United States of America.

ANNEX B TO SCHEDULE 13D

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC.  The name of each person who is a director of IAC is marked with an asterisk.  Mr. Barry Diller is also a controlling of IAC.  Unless otherwise indicated, the business address of each person listed below is 152 West 57th Street, New York, New York, 10019.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Richard N. Barton*	N/A	N/A
Robert R. Bennett* 12300 Liberty Boulevard Englewood, Colorado 80112	President and Chief Executive Officer, Liberty Media Corporation (“Liberty”)	Liberty
Edgar Bronfman, Jr.* 390 Park Avenue New York, New York 10022	Chief Executive Officer, Lexa Partners, LLC	Lexa Partners, LLC
Barry Diller*	Chairman and Chief Executive Officer, IAC	IAC
Julius Genachowski	Executive Vice President and Chief of Business Operations, IAC	IAC
Victor A. Kaufman*	Vice Chairman, IAC	IAC
Donald R. Keough* 711 Fifth Avenue New York, New York 10022	Chairman of the Board, Allen & Co. Inc.	Allen & Co., Inc. (Investment Banking)
Dara Khosrowshahi	Executive Vice President and Chief Financial Officer, IAC	IAC
Marie-Josee Kravis* 625 Park Avenue New York, New York 10021	Senior Fellow, Hudson Institute	Hudson Institute
John C. Malone* 12300 Liberty Boulevard Englewood, Colorado 80112	Chairman, Liberty	Liberty
Daniel Marriott	Senior Vice President, Strategic Planning, IAC	IAC
Gen. H. Norman Schwarzkopf* 400 North Ashley Street Suite 3050 Tampa, Florida 33602	Retired	N/A
Alan Spoon*	Managing general partner at Polaris Venture Partners	Polaris Venture Partners
Diane Von Furstenberg* 389 West 12th Street New York, New York 10014	Chairman, Diane Von Furstenberg Studio L.P.	Diane Von Furstenberg Studio L.P. (Fashion Design)

Each person listed above is a citizen of the United States of America.